SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 72)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

451100 10 1

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451100 10 1

1.	NAME OF REPORTING PERSON

CCI Onshore LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

78,629,135

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

78,629,135

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,629,135

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.38%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Gascon Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

50,587,426

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

50,587,426

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,587,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.82%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

High Coast Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

184,410,605

8	SHARED VOTING POWER

78,629,135

9	SOLE DISPOSITIVE POWER

184,410,605

10	SHARED DISPOSITIVE POWER

78,629,135

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

263,039,740

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.48%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Highcrest Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)         / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

40,515,103

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

40,515,103

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,515,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.47%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Thornwood Associates Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

13,737,633

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

13,737,633

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,737,633

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.21%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Barberry Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)       /x/

(b)       / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

13,737,633

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

13,737,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,737,633

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.21%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Starfire Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

40,515,103

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

40,515,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,515,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.47%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Little Meadow Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8        SHARED VOTING POWER

313,627,166

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

313,627,166

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,627,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.30%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1	NAME OF REPORTING PERSON

Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

367,879,902

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

367,879,902

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

367,879,902

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.98%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 72 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 367,879,902 Depositary Units, representing approximately 85.98% of the Issuer's outstanding Depositary Units (based upon: (i) the 410,802,959 Depositary Units stated to be outstanding as of November 2, 2023 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on November 3, 2023; plus (ii) the 17,060,798 Depositary Units issued to the Reporting Persons by the Issuer on December 27, 2023 in connection with a regular quarterly distribution of Depositary Units by the Issuer).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 78,629,135 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 50,587,426 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 184,410,605 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 40,515,103 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 13,737,633 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The following table sets forth all transactions with respect to Depositary Units effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as noted below, all such transactions were acquisitions of Depositary Units from the Issuer in connection with a quarterly dividend.

Name of Reporting Person	Date of Transaction	Amount of Securities

CCI Onshore	12/27/2023	3,803,685

Gascon	12/27/2023	2,447,167

High Coast	12/27/2023	8,920,865

Highcrest	12/27/2023	1,224,523

Thornwood	12/27/2023	664,558

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: December 29, 2023

CCI ONSHORE LLC

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

HIGHCREST INVESTORS LLC

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

[Signature Page for Amendment No. 72 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

STARFIRE HOLDING CORPORATION

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Rowella Asuncion-Gumabong

Name: Rowella Asuncion-Gumabong

Title: Vice President

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page for Amendment No. 72 to Schedule 13D – Icahn Enterprises L.P.]